Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDING MARCH 31, 2021

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents (Note 21)	$133,497	$167,113
Short-term investments (Note 5)	72,913	111,946
Trade and other receivables	123,915	127,756
Income taxes receivable	23,689	22,051
Inventories (Note 6)	458,582	406,191
Derivative financial instruments (Note 4a)	9,031	7,812
Prepaid expenses and other current assets	16,236	14,055
	837,863	856,924
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,361,777	2,415,006
Inventories (Note 6)	24,143	24,355
Long-term refundable tax	4,706	4,009
Deferred tax assets	57,116	57,850
Investment in associates (Note 9)	72,822	71,560
Goodwill and other assets (Note 10)	4,183	4,171
Total Assets	$3,362,610	$3,433,875

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$278,128	$281,938
Derivative financial instruments (Note 4a)	1,700	367
Current portion of provisions (Note 12)	11,725	12,066
Current portion of lease obligations (Note 13)	12,087	12,829
Income tax payable	21,178	54,556
	324,818	361,756
Non-current liabilities
Long-term portion of provisions (Note 12)	209,663	229,887
Deferred tax liabilities	185,971	175,311
Long-term portion of lease obligations (Note 13)	18,753	20,736
Deferred revenue (Note 9)	12,995	13,273
Other long-term liabilities (Note 15)	27,120	27,073
Total Liabilities	779,320	828,036

Equity
Capital and reserves (Note 16)
Issued capital	3,132,186	3,132,140
Reserves	93,407	93,409
Deficit	(645,859)	(623,030)
Total Equity attributable to equity holders of the Company	2,579,734	2,602,519
Non-controlling interests	3,556	3,320
Total Equity	2,583,290	2,605,839
Total Liabilities and Equity	$3,362,610	$3,433,875
Contingencies (Note 24)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON MAY 12, 2021

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Income and Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2021	2020
Revenue (Note 22)	$368,099	$358,428
Cost of sales (Note 22)
Production costs (Note 17)	(193,180)	(224,317)
Depreciation and amortization	(75,093)	(78,149)
Royalties	(9,862)	(5,904)
	(278,135)	(308,370)
Mine operating earnings (Note 22)	89,964	50,058

General and administrative	(8,052)	(6,588)
Exploration and project development	(2,480)	(2,427)
Mine care and maintenance (Note 18)	(7,266)	(16,024)
Foreign exchange losses	(2,409)	(1,843)
Gains (losses) on commodity and foreign currency contracts (Note 4c)	2,377	(8,823)
Gains on sale of mineral properties, plant and equipment	110	35
Share of income (loss) from associate and dilution loss (Note 9)	198	(2,929)
Other income (expense)	854	(759)
Earnings from operations	73,296	10,700

Loss on derivatives (Note 4c)	(7)	—
Investment loss (Note 4b)	(39,033)	(28,824)
Interest and finance expense (Note 19)	(3,841)	(6,391)
Earnings (loss) before income taxes	30,415	(24,515)
Income tax expense (Note 23)	(37,977)	(52,720)
Net loss and comprehensive loss	$(7,562)	$(77,235)

Net loss attributable to:
Equity holders of the Company	$(7,798)	$(76,807)
Non-controlling interests	236	(428)
	$(7,562)	$(77,235)
Comprehensive loss attributable to:
Equity holders of the Company	$(7,798)	$(76,807)
Non-controlling interests	236	(428)
	$(7,562)	$(77,235)

Loss per share attributable to common shareholders (Note 20)
Basic loss per share	$(0.04)	$(0.37)
Diluted loss per share	$(0.04)	$(0.37)
Weighted average shares outstanding (in 000’s) Basic	210,261	209,779
Weighted average shares outstanding (in 000’s) Diluted	210,261	209,779
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2021	2020
Operating activities
Net loss for the period	$(7,562)	$(77,235)
Income tax expense (Note 23)	37,977	52,720
Depreciation and amortization	75,093	78,149
Losses on securities held	39,033	28,824
Accretion on closure and decommissioning provision (Note 12,19)	1,869	2,066
Unrealized losses on foreign exchange	2,167	3,527
Interest expense (Note 19)	1,043	3,545
Interest paid	(1,215)	(3,724)
Interest received	117	87
Income taxes paid	(61,333)	(36,499)
Other operating activities (Note 21)	(9,941)	24,440
Net change in non-cash working capital items (Note 21)	(47,398)	38,151
	$29,850	$114,051
Investing activities
Payments for mineral properties, plant and equipment	$(47,971)	$(55,750)
Net proceeds from (purchase of) short-term investments and other securities	255	(2,394)
Proceeds from sale of mineral properties, plant and equipment	770	205
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	2,484	(541)
	$(44,462)	$(58,480)
Financing activities
Proceeds from issue of equity shares	$39	$2,931
Distributions to non-controlling interests	(313)	—
Dividends paid	(14,718)	(10,500)
Repayment of credit facility (Note 14)	—	(15,000)
Payment of equipment leases	(2,982)	(4,064)
	$(17,974)	$(26,633)
Effects of exchange rate changes on cash and cash equivalents	(1,030)	(1,675)
(Decrease) increase in cash and cash equivalents	(33,616)	27,263
Cash and cash equivalents at the beginning of the period	167,113	120,564
Cash and cash equivalents at the end of the period	$133,497	$147,827
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive earnings
Net earnings for the year	—	—	—	177,882	177,882	(1,427)	176,455
Shares issued on the exercise of stock options	329,379	5,800	(1,063)	—	4,737	—	4,737
Shares issued as compensation	93,730	2,826	—	—	2,826	—	2,826
Share-based compensation on option grants	—	—	198	—	198	—	198
Dividends paid	—	—	—	(46,223)	(46,223)	—	(46,223)
Balance, December 31, 2020	210,258,667	$3,132,140	$93,409	$(623,030)	$2,602,519	$3,320	$2,605,839
Total comprehensive loss
Net loss for the period	—	—	—	(7,798)	(7,798)	236	(7,562)
Shares issued on the exercise of stock options	2,868	46	(7)	—	39	—	39
Share-based compensation on option grants	—	—	5	—	5	—	5
Distributions by subsidiaries to non-controlling interests	—	—	—	(313)	(313)	—	(313)
Dividends paid	—	—	—	(14,718)	(14,718)	—	(14,718)
Balance, March 31, 2021	210,261,535	$3,132,186	$93,407	$(645,859)	$2,579,734	$3,556	$2,583,290

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Deficit(1)	Total	Non- controlling interests	Total equity
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive loss
Net loss for the period	—	—	—	(76,807)	(76,807)	(428)	(77,235)
Shares issued on the exercise of stock options	166,559	3,384	(453)	—	2,931	—	2,931
Share-based compensation on option grants	—	—	53	—	53	—	53
Dividends paid	—	—	—	(10,500)	(10,500)	—	(10,500)
Balance, March 31, 2020	210,002,117	$3,126,898	$93,874	$(841,996)	$2,378,776	$4,319	$2,383,095
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at March 31, 2021, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at March 31, 2021 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins West mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Pan American Silver Guatemala S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo & Cap-Oeste Sur Este ("COSE") mines
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020 (the "Annual Financial Statements").
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS, AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company upon adoption; however, the pronouncement below may have a significant impact in future periods.
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)
These amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.
c)Significant judgements
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021, the Company applied the critical judgments and estimates disclosed in Note 5 of its audited consolidated financial statements for the year ended December 31, 2020.

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

March 31, 2021	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$133,497	$—	$133,497
Trade receivables from provisional concentrates sales(1)	—	33,290	33,290
Receivables not arising from sale of metal concentrates(1)	82,151	—	82,151
Short-term investments, equity securities	—	72,913	72,913
Derivative financial assets	—	9,031	9,031
	$215,648	$115,234	$330,882
Financial Liabilities:
Derivative financial liabilities	$—	$1,700	$1,700
(1)Included in Trade and other receivables.

December 31, 2020	Amortized cost	FVTPL	Total
Financial Assets:
Cash and cash equivalents	$167,113	$—	$167,113
Trade receivables from provisional concentrates sales(1)	—	35,084	35,084
Receivables not arising from sale of metal concentrates(1)	84,486	—	84,486
Short-term investments, equity securities	—	111,946	111,946
Derivative financial assets	—	7,812	7,812
	$251,599	$154,842	$406,441
Financial Liabilities:
Derivative financial liabilities	—	367	367
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The losses from short-term investments in equity securities for the three months ended March 31, 2021 and 2020 were as follows:

	Three months ended March 31,
	2021	2020
Unrealized losses on short-term investments, equity securities	$(39,033)	$(28,824)
Realized gains on short-term investments, equity securities	—	—
	$(39,033)	$(28,824)

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
c)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The gains (losses) on commodity contracts and loss on derivatives for the three months ended March 31, 2021 and 2020 were comprised of the following:

	Three months ended March 31,
	2021	2020
Gains (losses) on foreign currency and commodity contracts:
Realized gains (losses) on foreign currency and commodity contracts	$2,484	$(541)
Unrealized losses on foreign currency and commodity contracts	(107)	(8,282)
	$2,377	$(8,823)
Loss on derivatives:
Loss on warrants	$(7)	$—
d)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2021		At December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$72,913	$—	$111,946	$—
Trade receivables from provisional concentrate sales	—	33,290	—	35,084
Derivative financial assets	—	9,031	—	7,812
Derivative financial liabilities	—	(1,700)	—	(367)
	$72,913	$40,621	$111,946	$42,529
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2020.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Warrants are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
e)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2021, the Company had receivable balances associated with buyers of its concentrates of $33.3 million (December 31, 2020 - $35.1 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2021, the Company had approximately $55.3 million (December 31, 2020 - $61.8 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three months ended March 31, 2021.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At March 31, 2021, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian peso ("SOL") and Canadian dollar ("CAD") purchases. The Company recorded losses of $0.8 million, losses of $0.9 million, and gains of $0.5 million, respectively, on MXN, SOL and CAD derivative contracts for the three months ended March 31, 2021 (2020 - losses of $5.4 million, 1.2 million and $2.2 million, respectively).

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2021 on its cash and short-term investments was 0.35% (2020 - 0.82%).
The amounts drawn on the Company's secured revolving credit facility (the "Credit Facility") incurred an average interest rate of 3.7% during the three months ended March 31, 2020. There were no amounts drawn on the Credit Facility during the three months ended March 31, 2021.
At March 31, 2021, the Company had $30.8 million in lease obligations (December 31, 2020 - $33.6 million) that are subject to an annualized interest rate of 11.0% (2020 - 9.3%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.
As at March 31, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (1,350 tonnes) with settlement dates on those positions between April 2021 and December 2021. The outstanding contracts have respective weighted average floor and cap prices per tonne of $7,500 and $8,775. The Company recorded losses of $0.6 million in Q1 2021 (Q1 2020 - $nil), on these positions.
At March 31, 2021, the Company had outstanding positions of diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company recorded gains of $4.2 million on Diesel fuel swaps for the three months ended March 31, 2021. The Company did not enter into any Diesel fuel swaps during the comparable period 2020.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
5. SHORT-TERM INVESTMENTS

	March 31, 2021			December 31, 2020
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$72,913	$20,419	$52,494	$111,946	$20,419	$91,527

6. INVENTORIES

Inventories consist of:

	March 31, 2021	December 31, 2020
Concentrate inventory	$36,924	$19,104
Stockpile ore	41,376	30,063
Heap leach inventory and in process	240,269	219,334
Doré and finished inventory	78,153	77,489
Materials and supplies	86,003	84,556
Total inventories	$482,725	$430,546
Less: current portion of inventories	$(458,582)	$(406,191)
Non-current portion of inventories(1)	$24,143	$24,355
(1)Inventories at Escobal mine, which include $16.8 million (December 31, 2020 - $17.1 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.
Total inventories held at net realizable value amounted to $200.0 million at March 31, 2021 (December 31, 2020 – $200.9 million). Total inventory recoveries during the three months ended March 31, 2021 were $8.1 million (2020 – write-downs of $11.7 million) and were included in cost of sales.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	March 31, 2021			December 31, 2020
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron, Peru	$212,752	$(133,391)	$79,361	$218,270	$(135,932)	$82,338
Morococha, Peru	267,844	(178,768)	89,076	267,705	(175,844)	91,861
Shahuindo, Peru	540,950	(96,929)	444,021	546,643	(86,855)	459,788
La Arena, Peru	182,614	(73,604)	109,010	170,401	(66,313)	104,088
Alamo Dorado, Mexico	—	—	—	71,725	(71,725)	—
La Colorada, Mexico	330,635	(169,689)	160,946	308,378	(164,443)	143,935
Dolores, Mexico(1)	1,691,473	(1,263,338)	428,135	1,709,105	(1,228,492)	480,613
Manantial Espejo, Argentina (2)(4)	513,788	(486,704)	27,084	513,626	(485,036)	28,590
San Vicente, Bolivia	146,536	(103,865)	42,671	144,790	(101,408)	43,382
Timmins, Canada	314,140	(85,837)	228,303	307,243	(75,902)	231,341
Other	29,198	(18,597)	10,601	28,653	(18,313)	10,340
Total	$4,229,930	$(2,610,722)	$1,619,208	$4,286,539	$(2,610,263)	$1,676,276

Land and Non-Producing Properties:
Land	$6,756	$(1,254)	$5,502	$6,758	$(1,254)	$5,504
Navidad, Argentina(3)	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Escobal, Guatemala	257,564	(1,383)	256,181	259,198	(1,072)	258,126
Timmins, Canada	71,839	—	71,839	71,099	—	71,099
Shahuindo, Peru	6,079	—	6,079	6,079	—	6,079
La Arena, Peru	117,000	—	117,000	117,000	—	117,000
Minefinders, Mexico	80,239	(36,975)	43,264	80,239	(36,975)	43,264
La Colorada, Mexico	27,230	—	27,230	21,589	—	21,589
Morococha, Peru	5,054	—	5,054	5,054	—	5,054
Other	32,035	(12,091)	19,944	32,533	(11,994)	20,539
Total non-producing properties	$1,170,373	$(427,804)	$742,569	$1,166,126	$(427,396)	$738,730
Total mineral properties, plant and equipment	$5,400,303	$(3,038,526)	$2,361,777	$5,452,665	$(3,037,659)	$2,415,006
(1)Includes previously recorded impairment charges of $748.9 million at March 31, 2021 (December 31, 2020 - $748.9 million).
(2)Includes previously recorded impairment charges of $173.3 million at March 31, 2021 (December 31, 2020 - $173.3 million).
(3)Includes previously recorded impairment charges of $376.1 million at March 31, 2021 (December 31, 2020 - $376.1 million).
(4)Comprised of the Joaquin and COSE projects which entered commercial production and were transferred to Manantial Espejo during the year ended December 31, 2020.
8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of March 31, 2021, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. In future periods, the effects of the COVID-19 pandemic may have material impacts on our anticipated operating results and the recoverable amount of our CGUs.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investments in Maverix Metals Inc. ("Maverix") and other associates:

2021
Maverix investment, December 31, 2020	$71,560
Dilution losses	(403)
Dividends	(254)
Income from associate	616
Maverix investment, March 31, 2021	71,519
Other investment, March 31, 2021	1,303
Total investment in associates, March 31, 2021	$72,822
Investment in Maverix:
The Company's share of Maverix income or loss was recorded, based on its 17% interest during the three months ended March 31, 2021 (2020 - 26%), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams").
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at March 31, 2021, the deferred revenue liability was $13.0 million (December 31, 2020 - $13.3 million).
Income Statement Impacts:
The Company recognized $0.4 million in dilution losses during the three months ended March 31, 2021 (2020 - $0.2 million). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three months ended March 31, 2021, the Company also recognized $0.6 million share of income from associate (2020 - $2.8 million share of loss from associate), which represents the Company's proportionate share of Maverix's earnings during the periods.
10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	March 31, 2021	December 31, 2020
Goodwill	$2,775	$2,775
Other assets	1,408	1,396
	$4,183	$4,171

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	March 31, 2021	December 31, 2020
Trade accounts payable(1)	$77,414	$80,280
Royalties payable	20,396	18,166
Other accounts payable and trade related accruals	101,224	94,600
Payroll and related benefits	45,119	53,780
Severance accruals	2,413	2,935
Refundable tax payable	11,367	11,208
Other taxes payable	20,195	20,969
	$278,128	$281,938
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2020	$235,110	$6,843	$241,953
Revisions in estimates and obligations incurred	(20,922)	—	(20,922)
Charged (credited) to earnings:
-new provisions	—	556	556
-change in estimate	—	(938)	(938)
-exchange gains on provisions	—	(170)	(170)
-utilized in the period	—	(158)	(158)
Reclamation expenditures	(802)	—	(802)
Accretion expense (Note 19)	1,869	—	1,869
March 31, 2021	$215,255	$6,133	$221,388

Maturity analysis of total provisions:	March 31, 2021	December 31, 2020
Current	$11,725	$12,066
Non-Current	209,663	229,887
	$221,388	$241,953

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
13. LEASES

(a)ROU Assets
The following table summarizes changes in ROU Assets for the three months ended March 31, 2021 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

Three months ended March 31,
2021
Opening net book value	$33,543
Additions	250
Depreciation	(3,100)
Other	(459)
Closing net book value	$30,234
(b)Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at March 31, 2021 and December 31, 2020 to their present value for the Company's lease obligations:

	March 31, 2021	December 31, 2020
Within one year	$12,855	$13,505
Between one and five years	15,721	17,902
Beyond five years	18,649	19,255
Total undiscounted lease obligations	47,225	50,662
Less future interest charges	(16,385)	(17,097)
Total discounted lease obligations	30,840	33,565
Less: current portion of lease obligations	(12,087)	(12,829)
Non-current portion of lease obligations	$18,753	$20,736

14. DEBT

The Company's four-year, $500.0 million secured revolving credit facility, maturing on February 1, 2023, was undrawn at March 31, 2021 and December 31, 2020. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants require the Company to maintain a minimum tangible net worth of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of March 31, 2021, the Company was in compliance with all covenants required by the Credit Facility.
Amounts can be drawn under the revolving facility and will incur interest at LIBOR plus 1.88% to 2.75%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.42% to 0.62% per annum, dependent on the Company's leverage ratio. The Credit Facility remained undrawn at March 31, 2021 and December 31, 2020.
During the three months ended March 31, 2021, the Company incurred $0.5 million in standby charges on undrawn amounts under this Facility. During the three months ended March 31, 2020, the Company incurred $0.3 million in standby charges on undrawn amounts and $2.5 million in interest, at an average interest rate of 3.7%, on drawn amounts under this Facility.

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
15. OTHER LONG TERM LIABILITIES

Other long term liabilities consist of:

	March 31, 2021	December 31, 2020
Deferred credit(1)	$20,788	$20,788
Other income tax payable	49	54
Severance accruals	6,283	6,231
	$27,120	$27,073
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three months ended March 31, 2021, the total share-based compensation expense relating to stock options and Compensation Shares was $0.9 million (2020 - $1.0 million) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three months ended March 31, 2021 or the comparative periods in 2020.
During the three months ended March 31, 2021, the Company issued 2,868 common shares in connection with the exercise of options (2020 – 166,559 common shares).
The following table summarizes changes in stock options for the three months ended March 31, 2021 and year ended December 31:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2019	1,143,348	$33.84
Granted	7,605	39.48
Exercised	(329,711)	19.23
Expired	(482,438)	53.41
Forfeited	(21,387)	43.08
As at December 31, 2020	317,417	$18.78
Exercised	(2,868)	17.53
Expired	(2,162)	41.62
Forfeited	(5,045)	55.39
As at March 31, 2021	307,342	$18.03

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
The following table summarizes information about the Company's stock options outstanding at March 31, 2021:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2021	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at March 31, 2021	Weighted Average Exercise Price CAD$
$9.76 - $17.11	101,059	18.71	$10.83	101,059	$10.83
$17.12 - $24.46	165,800	50.31	$18.72	165,800	$18.72
$24.47 - $31.81	22,788	68.21	$26.54	11,396	$26.54
$31.82 - $46.53	17,695	41.80	$41.70	10,090	$43.37
	307,342	40.76	$18.03	288,345	$17.13
b.PSUs
Compensation expense for PSUs was $0.2 million for the three months ended March 31, 2021 (2020 - $0.4 million) and is presented as a component of general and administrative expense.
At March 31, 2021, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2019	247,601	$5,896
Granted	62,920	1,942
Paid out	(54,962)	(2,626)
Change in value	—	3,658
As at December 31, 2020	255,559	$8,870
Change in value	—	(1,132)
As at March 31, 2021	255,559	$7,738
c.RSUs
Compensation expense for RSUs was $0.6 million for the three months ended March 31, 2021 (2020 – $0.1 million) and is presented as a component of general and administrative expense.
At March 31, 2021, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2019	299,216	$7,107
Granted	261,224	6,302
Paid out	(148,049)	(4,762)
Forfeited	(15,819)	(545)
Change in value	—	5,628
As at December 31, 2020	396,572	$13,730
Forfeited	(3,803)	(114)
Change in value	—	(1,758)
As at March 31, 2021	392,769	$11,858

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the three months ended March 31, 2021 and 2020:

Declaration Date	Record Date	Dividend per common share
May 12, 2021(1)	May 25, 2021	$0.070
February 17, 2021	March 1, 2021	$0.070
November 4, 2020	November 16, 2020	$0.070
August 5, 2020	August 17, 2020	$0.050
May 6, 2020	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
(1)These dividends were declared subsequent to the quarter ended March 31, 2021 and have not been recognized as distributions to owners during the period presented.
f.CVRs
On February 22, 2019, the Company issued 313,887,490 CVRs as part of the Tahoe Acquisition, which were convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine. As of March 31, 2021, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares (December 31, 2020 - 313,883,990 CVRs convertible into 15,600,034 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended March 31,
	2021	2020
Consumption of raw materials and consumables	$88,064	$85,707
Employee compensation and benefits expense	81,861	74,865
Contractors and outside services	46,843	28,786
Utilities	11,810	11,739
Other expenses	12,020	5,175
Changes in inventories	(47,418)	18,045
	$193,180	$224,317

18. MINE CARE AND MAINTENANCE

	Three months ended March 31,
	2021	2020
COVID-19 related mine care and maintenance expenses(1)	$—	$8,110
Mine care and maintenance expenses	7,266	7,914
	$7,266	$16,024
(1)As a result of the temporary suspension of mines due to COVID-19.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
19. INTEREST AND FINANCE EXPENSE

	Three months ended March 31,
	2021	2020
Interest expense	$1,043	$3,545
Finance fees	929	780
Accretion expense (Note 12)	1,869	2,066
	$3,841	$6,391

20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended March 31,		2021		2020
	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings(1) (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net loss for the period	$(7,798)			$(76,807)
Basic loss per share	$(7,798)	210,261	$(0.04)	$(76,807)	209,779	$(0.37)
Effect of Dilutive Securities:
Stock Options	—	—		—	—
Diluted loss per share	$(7,798)	210,261	$(0.04)	$(76,807)	209,779	$(0.37)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2021 were 10,090 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares (2020 – 32,112 out-of-the-money options and CVRs potentially convertible into 15,600,034 common shares).
21. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended March 31,
Other operating activities	2021	2020
Adjustments for non-cash income statement items:
Net realizable value adjustment for inventories	$(8,143)	$11,720
(Gains) losses on commodity and foreign currency contracts (Note 4c)	(2,377)	8,823
Share-based compensation expense	880	1,003
Share of (income) loss from associate and dilution gain (Note 9)	(198)	2,929
Gain on sale of mineral properties, plant and equipment	(110)	(35)
Loss on derivatives (Note 4c)	7	—
	$(9,941)	$24,440

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended March 31,
Changes in non-cash operating working capital items:	2021	2020
Trade and other receivables	$1,223	$39,608
Inventories	(39,934)	8,990
Prepaid expenses	(2,180)	(2,055)
Accounts payable and accrued liabilities	(6,415)	(7,562)
Provisions	(92)	(830)
	$(47,398)	$38,151

Cash and Cash Equivalents	March 31, 2021	December 31, 2020
Cash in banks	$133,497	$167,113

22. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended March 31, 2021
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$5,330	$4,204	$2,364	$(1,238)	$—	$9,468
Peru	Huaron	38,502	21,706	2,875	13,921	—	1,612
	Morococha	24,357	18,164	3,550	2,643	—	2,391
Bolivia	San Vicente	24,651	15,909	2,936	5,806	—	558
Argentina	Manantial Espejo	29,102	26,396	3,963	(1,257)	—	1,378
Guatemala	Escobal	—	—	—	—	5,862	32
Total Silver Segment		121,942	86,379	15,688	19,875	5,862	15,439
Gold Segment:
Mexico	Dolores(2)	72,493	28,840	28,581	15,072	—	8,918
Peru	Shahuindo	58,337	25,772	9,158	23,407	—	2,822
	La Arena	55,953	19,063	11,251	25,639	—	14,719
Canada	Timmins	59,374	42,988	10,040	6,346	—	8,866
Total Gold Segment		246,157	116,663	59,030	70,464	—	35,325
Other segment:
Canada	Pas Corp	—	—	119	(119)	—	81
Argentina	Navidad	—	—		—	1,404	61
Other	Other	—	—	256	(256)	—	47
Total		$368,099	$203,042	$75,093	$89,964	$7,266	$50,953
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended March 31, 2020
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Mine care and maintenance	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$34,824	$21,432	$5,917	$7,475	$—	$8,395
Peru	Huaron	17,822	15,219	3,035	(432)	2,254	1,413
	Morococha	14,576	15,241	3,481	(4,146)	2,203	2,624
Bolivia	San Vicente	13,320	11,280	2,432	(392)	—	1,925
Argentina	Manantial Espejo	21,425	19,257	1,796	372	1,973	4,261
Guatemala	Escobal	—	—	—	—	6,414	11
Total Silver Segment		101,967	82,429	16,661	2,877	12,844	18,629
Gold Segment:
Mexico	Dolores(2)	61,396	52,659	25,971	(17,234)	—	15,124
	Shahuindo	83,587	34,246	13,850	35,491	857	7,932
	La Arena	41,350	19,732	7,465	14,153	823	12,698
Canada	Timmins	70,128	41,155	13,808	15,165	—	4,507
Total Gold Segment		256,461	147,792	61,094	47,575	1,680	40,261
Other segment:
Canada	Pas Corp	—	—	128	(128)	—	248
Argentina	Navidad	—	—	—	—	1,500	8
Other	Other	—	—	266	(266)	—	668
Total		$358,428	$230,221	$78,149	$50,058	$16,024	$59,814
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

At March 31, 2021
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$248,883	$43,047	$205,836
Peru	Huaron	115,910	45,766	70,144
	Morococha	120,255	36,093	84,162
Bolivia	San Vicente	81,371	41,044	40,327
Argentina	Manantial Espejo	71,582	27,703	43,879
Guatemala	Escobal	287,434	21,681	265,753
Total Silver Segment		925,435	215,334	710,101
Gold Segment:
Mexico	Dolores(1)	753,807	166,368	587,439
Peru	Shahuindo	539,856	165,280	374,576
	La Arena	284,823	108,240	176,583
Canada	Timmins	408,109	59,377	348,732
Total Gold Segment		1,986,595	499,265	1,487,330
Other segment:
Canada	Pas Corp	187,201	17,508	169,693
Argentina	Navidad	193,047		193,047
	Other	70,332	47,213	23,119
Total		$3,362,610	$779,320	$2,583,290
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2020
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$231,217	$48,971	$182,246
Peru	Huaron	113,177	40,663	72,514
	Morococha	121,004	34,906	86,098
Bolivia	San Vicente	83,668	40,536	43,132
Argentina	Manantial Espejo	75,113	26,950	48,163
Guatemala	Escobal	288,588	24,427	264,161
Total Silver Segment		912,767	216,453	696,314
Gold Segment:
Mexico	Dolores(1)	752,873	169,444	583,429
Peru	Shahuindo	566,734	201,427	365,307
	La Arena	299,372	112,475	186,897
Canada	Timmins	414,396	60,482	353,914
Total Gold Segment		2,033,375	543,828	1,489,547
Other segment:
Canada	Pas Corp	230,872	18,795	212,077
Argentina	Navidad	192,999	—	192,999
	Other	63,862	48,960	14,902
Total		$3,433,875	$828,036	$2,605,839
(1)The mine was reclassified to the Gold Segment in 2021 as a result of expected mine sequencing into a higher gold zone.

	Three months ended March 31,
Product Revenue	2021	2020
Refined silver and gold	$278,925	$281,686
Zinc concentrate	25,285	18,962
Lead concentrate	17,857	34,549
Copper concentrate	29,834	10,205
Silver concentrate	16,198	13,026
Total	$368,099	$358,428

23. INCOME TAXES

Components of Income Tax Expense

	Three months ended March 31,
	2021	2020
Current income tax expense	$26,576	$19,323
Deferred income tax expense	11,401	33,397
Income tax expense	$37,977	$52,720
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three months ended March 31, 2021 and the comparable period for 2020 were changes in the recognition of certain deferred tax assets (resulting primarily from unrealized losses on short-term investments and foreign denominated liabilities), mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and December 31, 2020, and for the
three months ended March 31, 2021 and 2020
(unaudited with tabular amounts in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2021	2020
Earnings (loss) before taxes and non-controlling interests	$30,415	$(24,515)
Statutory Canadian income tax rate	27.00%	27.00%
Income tax expense (recovery) based on above rates	$8,212	$(6,619)
Increase (decrease) due to:
Non-deductible expenditures	1,367	2,096
Foreign tax rate differences	3,915	6,911
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	474	735
- Other deferred tax assets	14,116	24,172
Effect of other taxes paid (mining and withholding)	8,374	4,562
Effect of foreign exchange on tax expense	7,662	40,971
Non-taxable impact of foreign exchange	(2,546)	(17,632)
Change in non-deductible portion of reclamation liabilities	(3,243)	819
Change in opening temporary differences	514	(1,327)
Other	(868)	(1,968)
Income tax expense	$37,977	$52,720

24. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.
25. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Related party transactions with Maverix are measured at the amount of consideration established and agreed to by the parties and have been disclosed in Note 9 of these condensed interim consolidated financial statements. There were no other related party transactions for the three months ended March 31, 2021 and 2020.

PAN AMERICAN SILVER CORP.	24